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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                AMENDMENT NO. 1

                                       TO
                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                             ---------------------

                             GEOSCIENCE CORPORATION

                           (NAME OF SUBJECT COMPANY)

                           SERCEL ACQUISITION CORP.,

                              CGG AMERICAS, INC.,

                              SERCEL HOLDING S.A.

                                  SERCEL, INC.

                                      AND

                       COMPAGNIE GENERALE DE GEOPHYSIQUE

                                   (BIDDERS)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE

                         (TITLE OF CLASS OF SECURITIES)

                                   373636109
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                THIERRY LE ROUX
                       COMPAGNIE GENERALE DE GEOPHYSIQUE
                               1, RUE LEON MIGAUX
                              91341 MASSY, FRANCE
                                33(1)64-47-3000
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
          TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                    COPY TO:

                             JERE R. THOMSON, ESQ.
                           JONES, DAY, REAVIS & POGUE
                              599 LEXINGTON AVENUE
                               NEW YORK, NY 10022
                                 (212) 326-3939

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    This Statement amends and supplements the Tender Offer Statement on Schedule
14D-1 filed with the Securities and Exchange Commission on October 29, 1999 by Compagnie Generale de Geophysique ("Parent"), Sercel, Inc. ("Sercel"), CGG Americas, Inc. ("CGG Americas"), Sercel Holding S.A. ("Sercel Holding") and Sercel Acquisition Corp., a direct, wholly owned subsidiary of Sercel and an indirect, wholly owned subsidiary of Parent ("Purchaser"), relating to the offer by Purchaser to purchase all outstanding common shares (the "Shares") of GeoScience Corporation (the "Company") at a purchase price of $6.71 per Share, net to the seller in cash, without interest, on the terms and subject to the conditions set forth in the Offer To Purchase, dated October 29, 1999 (the
"Offer To Purchase"), and in the related Letter of Transmittal and any amendments or supplements thereto (which collectively constitute the "Offer"). Terms used and not defined herein shall have the meanings assigned to such terms in the Offer To Purchase.

ITEM 10. ADDITIONAL INFORMATION

    (f) The following provisions of the Offer To Purchase are hereby amended to the extent provided:

        (i) The first sentence of the first paragraph of Section 2 "Acceptance for Payment and Payment for Shares" on page four of the Offer To Purchase is hereby amended to read in its entirety:

            Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Purchaser will accept for payment (and thereby purchase) and pay for Shares that are validly tendered and not properly withdrawn prior to the Expiration Date, as soon as practicable after the Expiration Date.

        (ii) The title of the "Selected Consolidated Financial Information" chart on page 15 of the Offer To Purchase is hereby amended to read in its entirety:

            Selected Consolidated Financial Information under U.S. GAAP

                               (In millions)

        (iii) Line item (g) of the first paragraph of the subsection entitled "The Subscription Agreement" on page 17 of the Offer To Purchase is hereby amended by deleting therefrom the words "expiration of the Offer and"

        (iv) The first paragraph of Section 14 entitled "Certain Conditions of the Offer" on page 29 of the Offer To Purchase is hereby amended to read in its entirety:

            Notwithstanding any other provision of the Offer, the Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including
            Rule 14e-1(c) under the Exchange Act (relating to the Purchaser's obligation to pay for or return tendered Shares promptly after expiration or termination of the Offer), to pay for any Shares, and may postpone the acceptance for payment of any Shares tendered, and, subject to the terms of the Merger Agreement, may amend or terminate the Offer, as to any Shares not then paid for (a) unless the following conditions have been satisfied: (1) the Minimum Condition and (2) the Regulatory Approvals and the Antitrust Approvals or
            (b) if at any time on or after the date of the Merger Agreement and before the Expiration Date any of the following shall have occurred:

        (v) Line item (iv) of subparagraph (1) of Section 14 entitled "Certain Conditions of the Offer" on page 29 of the Offer To Purchase is hereby amended and supplemented by replacing the words "sole judgment of the Purchaser" with the words "reasonable judgment of the Purchaser"

        (vi) Subparagraph (11) of Section 14 entitled "Certain Conditions of the Offer" on page 31 is hereby amended to read in its entirety:

            (11) Funds from the Financing shall not be available to Parent (subject only to the conditions set forth in clause (a) above) in an amount sufficient to consummate the Offer and the Merger on the terms contemplated by the Merger Agreement (the conditions
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            referred to in paragraphs (9), (10) and (11) are referred to herein collectively as the "Financing Conditions"); or

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS

(a)(8) Amended Text of Joint Press Release of Compagnie Generale de Geophysique and GeoScience Corporation, originally released on October 26, 1999

(c)(1) First Amendment to the Merger Agreement, dated November 23, 1999, among Compagnie Generale de Geophysique, Sercel Acquisition Corp. and GeoScience Corporation
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                                   SIGNATURES

    After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 23, 1999

                                                       SERCEL ACQUISITION CORP.

                                                       By:             /s/ THIERRY LE ROUX
                                                            -----------------------------------------
                                                                         Thierry Le Roux
                                                                            PRESIDENT

                                                       COMPAGNIE GENERALE DE GEOPHYSIQUE

                                                       By:              /s/ ROBERT BRUNCK
                                                            -----------------------------------------
                                                                          Robert Brunck
                                                               CHAIRMAN AND CHIEF EXECUTIVE OFFICER

                                                       SERCEL, INC.

                                                       By:               /s/ GEORGE WOOD
                                                            -----------------------------------------
                                                                           George Wood
                                                                     EXECUTIVE VICE PRESIDENT

                                                       CGG AMERICAS, INC.

                                                       By:             /s/ THIERRY LE ROUX
                                                            -----------------------------------------
                                                                         Thierry Le Roux
                                                                     EXECUTIVE VICE PRESIDENT

                                                       SERCEL HOLDING S.A.

                                                       By:              /s/ ROBERT BRUNCK
                                                            -----------------------------------------
                                                                          Robert Brunck
                                                               CHAIRMAN AND CHIEF EXECUTIVE OFFICER

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                                 EXHIBIT INDEX

EXHIBIT                                         DESCRIPTION
---------------------   ------------------------------------------------------------
 99(a)(8)               Amended Text of Joint Press Release of Compagnie Generale de
                        Geophysique and GeoScience Corporation, originally released on October 26, 1999

 99(c)(1)               First Amendment to the Merger Agreement, dated November 23,
                        1999, among Compagnie Generale de Geophysique, Sercel
                        Acquisition Corp. and GeoScience Corporation